                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. ____________)*


                               Finisar Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31787A-10-1
                           ---------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

     / /   Rule 13d-1(b)

     / /   Rule 13d-1(c)

     /X/   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (03-00)

CUSIP No.      31787A-10-1

--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above person (entities only)

          Frank H. & Wynette Levinson 1998 Revocable Trust
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  / /

          (b)  / /
--------------------------------------------------------------------------------
     3.   SEC Use
          Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of
          Organization                        United States
--------------------------------------------------------------------------------
Number of         5.   Sole Voting
Shares Bene-           Power                  0
ficially          --------------------------------------------------------------
Owned by Each     6.   Shared Voting
Reporting              Power                  32,797,879(1)
Person With:      --------------------------------------------------------------
                  7.   Sole Dispositive
                       Power                  0
                  --------------------------------------------------------------
                  8.   Shared Dispositive
                       Power                  32,797,879(1)
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                              32,797,879(1)

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                              ----------------

     11.  Percent of Class Represented by Amount in Row (11)
                                              17.7%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
                                              IN
--------------------------------------------------------------------------------


(1) Frank H. Levinson and Wynette Levinson, as trustees of the Frank H. & Wynette Levinson 1998 Revocable Trust may be deemed to beneficially own the shares of common stock of the issuer.

ITEM 1(a)    NAME OF ISSUER:

             Finisar Corporation

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1308 Moffet Park Drive, Sunnyvale, CA 94089

ITEM 2(a)    NAME OF PERSON FILING:

             Frank H. & Wynette Levinson 1998 Revocable Trust

ITEMS 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

             1308 Moffet Park Drive, Sunnyvale, CA 94089


ITEM 2(c)    CITIZENSHIP:

             United States

ITEM 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $0.001

ITEM 2(e)    CUSIP NUMBER:

             31787A-10-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable.

ITEM 4.      OWNERSHIP:

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)  Amount beneficially owned: 32,797,879(2)

            (b)  Percent of class: 17.7%

            (c)  Number of shares as to which the person has:

                 (i)   Sole power to vote or to direct the vote 0

                 (ii)  Shared power to vote or to direct the vote 32,797,879(2)

                 (iii) Sole power to dispose or to direct the disposition of 0

                 (iv) Shared power to dispose or to direct the disposition of 32,797,879(2)

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Not Applicable.

(2) Frank H. Levinson and Wynette Levinson, as trustees of the Frank H. & Wynette Levinson 1998 Revocable Trust may be deemed to beneficially own the shares of common stock of the issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable.

ITEM 10.     CERTIFICATION:

             Not Applicable.




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            FRANK H. LEVINSON & WYNETTE
                                            LEVINSON 1998 REVOCABLE TRUST

Date: February 13, 2001

                                            /s/ WYNETTE LEVINSON
                                            ------------------------------------
                                            Wynette Levinson, Trustee

                                            /s/ FRANK H. LEVINSON
                                            ------------------------------------
                                            Frank H. Levinson, Trustee






      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                 EXHIBIT INDEX

EXHIBIT REFERENCE            DESCRIPTION
       A                     Agreement to Jointly File Schedule 13G

                                 EXHIBIT A

                   Agreement to Jointly File Schedule 13G

                     AGREEMENT TO JOINTLY FILE SCHEDULE 13G

         AGREEMENT dated as of February 13, 2001 by and between Frank H. Levinson and Wynette Levinson, both in their individual capacities and in their capacities as trustees for the Frank H. & Wynette Levinson 1998 Revocable Trust (the "Trust").

         WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing:

         NOW, THEREFORE, the undersigned hereby agree as follows:

         1. The Schedule 13G with respect to Finisar Corporation, to which this is attached as Exhibit A, is filed on behalf of the Trust, Frank H. Levinson and Wynette Levinson.

         2. Each of Frank H. Levinson and Wynette Levinson is responsible for the completeness and accuracy of the information concerning such person contained therein.

         IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.



         /s/ FRANK H. LEVINSON
         --------------------------------------
         Frank H. Levinson


         /s/ WYNETTE LEVINSON
         --------------------------------------
         Wynette Levinson